Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The subsidiaries of Zoran Corporation are the following:

1.   Zoran Asia Pacific Ltd., a corporation organized under the laws of Hong Kong

2.   Zoran International, Inc., a Delaware corporation, and

3.   Zoran Japan Co. Ltd., a corporation organized under the laws of Japan

4.   Zoran Microelectronics Ltd., a corporation organized under the laws of the State of Israel; and